Exhibit 99.74

FOR IMMEDIATE RELEASE

Immunovaccine and Leidos Expand Collaboration to Develop

Malaria Vaccines Formulated in DepoVax™

Following Successful Achievement f Preclinical Milestones, USAID-backed

Malaria Vaccine Program Will Advance Towar Clinical Stage Development

Halif ax, Nova Scotia; November 21, 2017 – Immunovaccine Inc. (TSX: IMV; OTCQX: IMMVF), a clinical stage immunotherapy and vaccine company, today announced that it is expanding its collaboration with Leidos, a FORTUNE 500® science and technology company, to develop preventative, peptide-based malaria vaccine candidates.

The U.S. Agency for International Development (USAID) supported an initial collaboration via a Leidos Malaria Vaccine Development Program (MVDP) sub-contract. Following the achievement of several preclinical milestones in this initial collaboration, Leidos and USAID selected he DepoVax™-based platform as one of the preferred formulations for further development under a new contract extension. Under the new subcontract, the collaborators will conduct additional research that focuses on identifying the most promising target-formulation combinations.

“We are very encouraged by what Immunovaccine and Leidos have together accomplished through this collaboration thus far,” said Frederic Ors, Immunovaccine’s Chief Executive Officer. “The intrinsic mechanism of action that underscores DepoVax has continued to demonstrate the ability to create targeted immune responses across a broad range of difficult diseases. As the program continues to advance, we look forward to the potential for a follow-up clinical study that could leverage our DepoVax technology in the global quest to ad dress malaria.”

The USAID MVDP project aims to evaluate malaria vaccine candidates in the preclinical, clinical, and field stages of development. Research performed under the collaboration with Immunovaccine showed that DepoVax-formulated vaccine candidates comprised of promising T and B cell targets demonstrated protection against the malaria parasite delivered by mosquito bites. The expanded collaboration will continue to advance this research toward potential clinical stage development.

About Malaria

In 2016, the World Health Organization reported that malaria remains a major cause of death among children. There were approximately 212 million new cases of malaria worldwide in 2015, and an estimated 429,000 malaria-related deaths. Although the disease is preventable and curable, children under five are particularly susceptible to malaria illness, infection and death. In 2015, malaria killed an estimated 303,000 children under five years of age globally. Antimalarial drug resistance is a serious and growing problem.

About USAID

USAID invests in research and development of malaria vaccines and new antimalarial drugs and insecticide-based vector control tools. USAID research and development programs are aimed at identifying the most promising targets and vaccine formulations

About Leidos

Leidos is a Fortune 500® science and technology solutions and services leader working to solve the world’s toughest challenges in the defense, intelligence, homeland security, civil, and health markets. The company’s 32,000 employees support vital missions for government and commercial customers. Headquartered in Reston, Virginia, Leidos reported annual revenues of approximately $7.04 billion for the fiscal year ended December 30, 2016. For more information, visit www.Leidos.com.

About DepoVax

The technology underlying DepoVax formulations suspends active components in an oil diluent that prevents their release at the site of injection. This process forces immune cells to take up these components in an active process, delivering them directly to immune organs such as the lymph nodes. DepoVax formulations have undergone extensive testing in more than 60 preclinical and seven clinical studies. In clinical trials, these formulations have consistently demonstrated the ability to generate robust T and B cell responses, and durable immune responses.

About Immunovaccine

Immunovaccine Inc. is a clinical-stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and infectious diseases. Immunovaccine develops T cell activating cancer immunotherapies and infectious disease vaccines based on DepoVax, the Company’s patented delivery platform. DepoVax formulations provide controlled and prolonged exposure of antigens and adjuvant to the immune system. Immunovaccine has advanced two T cell activation therapies for cancer through Phase 1 human clinical trials and is currently conducting a Phase 1b study with Incyte Corporation assessing lead cancer therapy, DPX-Survivac, as a combination therapy in ovarian cancer. The Company is also exploring additional applications of DepoVax, including DPX- RSV, an innovative vaccine candidate for respiratory syncytial virus (RSV), which has completed a Phase 1 clinical trial. Immunovaccine also has ongoing clinical projects to assess the potential of DepoVax to address malaria and the Zika virus. Connect at www.imvaccine.com.

Immunovaccine Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. However, they should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to risks affecting the Company, including access to capital, the successful completion of clinical trials and receipt of all regulatory approvals. Immunovaccine Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law.

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Contacts for Immunovaccine:

MEDIA

Mike Beyer, Sam Brown Inc.

T: (312) 961-2503 E: mikebeyer@sambrown.com

INVESTOR RELATIONS

Pierre Labbé, Chief Financial Officer

T: (581) 741-6639 E: info@imvaccine.com

Patti Bank, Managing Director, Westwicke Partners

O: (415) 513-1284

T: (415) 515-4572 E: patti.bank@westwicke.com